ALKALI PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash	$	1,124,042
Accounts receivable		8,702
Other receivable		3,491
Total assets	$	1,136,235

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accrued expenses and other payables	$	46,586
Deferred revenue		82,500
Total liabilities		129,086
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		1,007,149
Total liabilities and member's equity	$	1,136,235